03 DEC -1 AM 7:21

Rule 12g3-2(b) File No. 82-34680

November 25, 2003

03037697

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press release dated November 21, 2003 [English translation].

dlw 12/1

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3452, Fax: 81(3)-5166-6292).

For Immediate Release

November 21, 2003

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Notice of Repurchase of Shares from the Market

(Repurchase of Shares Pursuant to the Provisions of Article 210 of the Commercial Code)

We hereby inform you that Sumitomo Corporation (hereafter referred to as the "Company") repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code of Japan.

1. Purchase period	November 10, 2003 through November 21, 2003
2. Number of shares repurchased	900,000 shares
3. Aggregate purchase price	JPY 668,086,000
4. Method of repurchase	Purchase at the Tokyo Stock Exchange

(Reference)

- Matters resolved at the Ordinary General Meeting of Shareholders held on June 20, 2003.

(1) Type of shares to be repurchased	Shares of common stock of the Company
(2) Aggregate number of shares to be repurchased	Up to 30,000,000 shares
(3) Aggregate purchase price	Up to JPY 30,000,000,000

- Shares having been repurchased up to November 21, 2003

(1) Aggregate number of shares	900,000 shares repurchased
(2) Aggregate purchase price	JPY 668,086,000

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